UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 6, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	September 6, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

News Release

Enbridge and Spectra Energy to Combine to Create North America’s Premier Energy Infrastructure Company with C$165 Billion Enterprise Value

Transaction creates increased scale, asset diversity, financial flexibility and an industry leading secured project portfolio and development project inventory

Highlights:

•	Creates largest energy infrastructure company in North America with C$165[1] billion (US$127 billion) enterprise value

•	Anticipated 15 percent annualized dividend increase in 2017 and annual 10-12 percent dividend growth thereafter through 2024. Industry leading secured project and risked development inventory of C$74 billion (US$57 billion) with C$26 billion (US$20 billion) currently in execution

•	Complementary and diversified asset base to increase customer service offerings and optionality

•	Enhanced ability to pursue projects that will improve customer access and service

•	Strengthens investment grade balance sheet

•	96 percent of cash flow generated by cost-of-service, take-or-pay, or fee-based contracts

•	Industry-leading total return potential

CALGARY, Alberta and HOUSTON, Texas – September 6, 2016 – Enbridge Inc. (TSX, NYSE:ENB) (Enbridge) and Spectra Energy Corp (NYSE:SE) (Spectra Energy) today announced that they have entered into a definitive merger agreement under which Enbridge and Spectra Energy will combine in a stock-for-stock merger transaction (the “Transaction”), which values Spectra Energy common stock at approximately C$37 billion (US$28 billion), based on the closing price of Enbridge’s common shares on September 2, 2016. The combination will create the largest energy infrastructure company in North America and one of the largest globally based on a pro-forma enterprise value of approximately C$165 billion (US$127 billion). The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2017, subject to shareholder and certain regulatory approvals, and other customary conditions.

Under the terms of the Transaction, Spectra Energy shareholders will receive 0.984 shares of the combined company for each share of Spectra Energy common stock they own. The consideration to be received by Spectra Energy shareholders is valued at US$40.33 per Spectra Energy share, based on the closing price of Enbridge common shares on September 2, 2016, representing an approximate 11.5 percent premium to the closing price of Spectra Energy common stock on September 2, 2016. Upon completion of the Transaction, Enbridge shareholders are expected to own approximately 57 percent of the combined company and Spectra Energy shareholders are expected to own approximately 43 percent. The combined company will be called Enbridge Inc.

[1]	Translated at spot FX rate on September 2 at close of trading.

This combination brings together two highly complementary platforms to create North America’s largest energy infrastructure company and meaningfully enhances customer optionality. With an asset base that includes a diverse set of best-in-class assets comprised of crude oil, liquids and natural gas pipelines, terminal and midstream operations, a regulated utility portfolio and renewable power generation, the combined company will be positioned to provide integrated services and first and last mile connectivity to key supply basins and demand markets. On a combined basis for the 12 months ended June 30, 2016, the company would have generated combined revenues in excess of C$40 billion (US$31 billion) and combined Earnings before Interest and Taxes (EBIT) of C$5.8 billion (US$4.4 billion), and will have the scale, balance sheet strength, financial flexibility and free cash flow to comfortably fund future growth.

“Over the last two years, we’ve been focused on identifying opportunities that would extend and diversify our asset base and sources of growth beyond 2019,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “We are accomplishing that goal by combining with the premier natural gas infrastructure company to create a true North American and global energy infrastructure leader. This Transaction is transformational for both companies and results in unmatched scale, diversity and financial flexibility with multiple platforms for organic growth.”

Greg Ebel, President and Chief Executive Officer of Spectra Energy, who will become chairman of Enbridge following the closing of the Transaction, said, “The combination of Enbridge and Spectra Energy creates what we believe will be the best, most diversified energy infrastructure company in North America, if not the world. This is an incredible opportunity for both companies and we at Spectra Energy could not be more excited about what it means going forward. Together, the merged company will have what we believe is the finest platform for serving customers in every region of North America and providing investors with the opportunity for superior shareholder returns.”

Mr. Monaco added, “Bringing Enbridge and Spectra Energy together makes strong strategic and financial sense, and the all-stock nature of the Transaction provides shareholders of both companies with the opportunity to participate in the significant upside potential of the combined company. With combined secured projects in execution of C$26 billion (US$20 billion) and another C$48 billion (US$37 billion) of projects under development, the Transaction allows us to extend our anticipated 10-12 percent annual dividend growth through 2024. We believe our combination of best-in-class assets, superior growth and strong commercial underpinning of our business will be unrivaled in our sector. Importantly, we will preserve and enhance our shareholder value proposition, which centers on delivering consistent growth with a low-risk business model.

“This is also a combination of two companies, management and staff that have a shared vision and talented teams that are dedicated to serving customers and providing the energy that people want and need, safely and reliably every day. We look forward to welcoming Spectra Energy employees to Enbridge as we move forward as one company. In building on our existing strengths by joining with Spectra Energy, Enbridge will be very well positioned for future growth and continued value creation.”

Mr. Ebel added, “The strength of the combined company will support a large capital program to fund the continued development of Spectra Energy’s existing, preeminent project inventory in addition to allowing the combined company to compete for and win the most attractive new growth projects - all while maintaining expected strong dividend growth with exceptional coverage. The transaction premium recognizes the strength of Spectra Energy’s world-class natural gas pipeline system and significant expansion program, while providing shareholders the opportunity to participate in the unparalleled value creation potential of the combined company. While our assets are largely complementary, our values are shared, and together we will create a best-in-class company for shareholders, employees, customers, and communities alike.”

Compelling Value Proposition

•	Six leading strategic growth platforms: The combined company brings together many of the highest quality energy infrastructure assets in North America: liquids and gas pipelines; US and Canadian midstream businesses; a top tier regulated utility portfolio; and a growing renewable power generation business. A map of the assets of the combined entity is available at www.enbridge.com and www.spectraenergy.com.

•	Secure, low-risk commercial structure with stable long-term cash flow visibility: 96 percent of pro-forma free cash flow is underpinned by long-term commercial agreements (cost-of-service, take-or-pay, of fixed fee); 93 percent of customers are strong, investment grade or equivalent counterparties; less than 5 percent of combined pro-forma cash flow will have direct exposure to commodity price risk.

•	Largest and most secure program of diversified organic growth projects in the industry: Together, Enbridge and Spectra Energy bring C$26 billion (US$20 billion) in secured capital and a C$48 billion (US$37 billion) inventory of probability weighted projects in development.

•	Strong balance sheet, growing cash flow and access to capital markets to fund large capital program: The combination is expected to result in sufficient internally generated cash flow to fund growth and improve balance sheet strength. Enbridge will have multiple, cost-effective funding sources and be even more competitive in capturing opportunities.

•	Attractive dividend yield with visible organic dividend growth: The combined company’s C$74 billion (US$57 billion) organic growth platform is expected to support a highly visible dividend growth rate of 10-12 percent through 2024, including an anticipated aggregate increase of 15 percent in 2017 post closing, while maintaining a conservative payout of 50-60 percent of available cash flow from operations (ACFFO). This provides an industry leading total return driven by a strong, low-risk dividend yield.

•	Achievable cost synergies: The combination is expected to achieve annual run-rate synergies of C$540 million (US$415 million), the majority of which should be achieved in the latter part of 2018. In addition, approximately C$260 million (US$200 million) of tax savings can be achieved through utilization of tax losses commencing in 2019.

•	Complementary businesses, shared culture and values support smooth integration: Enbridge and Spectra Energy have similar business and operational models, talented teams, common cultures and values, including shared commitment to safety, stewardship of the environment, meaningful stakeholder engagement and investing in communities.

Leadership, Governance and Structure

Upon closing of the Transaction, Al Monaco will continue to serve as President and Chief Executive Officer of the combined company. Greg Ebel will serve as non-executive Chairman of Enbridge’s Board of Directors.

Enbridge’s Board of Directors is expected to have a total of 13 directors consisting of 8 members designated by Enbridge, including Mr. Monaco, and 5 members designated by Spectra Energy, including Mr. Ebel.

The senior management team of the combined entity will be communicated in due course. On closing, the following appointments will take effect:

Guy Jarvis, President, Liquids Pipelines & Major Projects

Bill Yardley, President, Gas Transmission & Midstream

John Whelen, Executive Vice President & Chief Financial Officer

The headquarters of the combined company will be in Calgary, Alberta. Houston, Texas will be the combined company’s gas pipelines business unit center; Edmonton, Alberta will remain the business unit center for liquids pipelines, with gas distribution continuing to be based in Ontario.

Enbridge and Spectra Energy will immediately establish an integration planning team composed of leaders from both management teams to prepare for and oversee the effective and timely integration of the businesses. The approach to integration planning will be collaborative, drawing on strong participation from both companies, and ensuring continuity for customers and other stakeholders.

On closing the Enbridge common shares to be issued in connection with the Transaction will be listed on the TSX and NYSE. Spectra Energy common stock will be delisted from the NYSE.

Financial Considerations

Enbridge expects the Transaction to be neutral to its 12 percent to 14 percent secured ACFFO per share CAGR guidance through the 2014-2019 time period, and strongly additive to its growth beyond that timeframe. Enbridge is committed to maintaining the financial strength of the combined company. The funding program is designed to ensure strengthening of the balance sheet with the objective of maintaining strong investment grade credit ratings. Enbridge expects it will divest of approximately $2 billion of non-core assets over the next 12 months to provide additional financial flexibility.

At closing, Enbridge Energy Partners, LP and Spectra Energy Partners, LP are expected to continue to be publicly traded partnerships headquartered in Houston, Texas. Enbridge Income Fund Holdings will remain a publicly traded corporation headquartered in Calgary, Alberta.

Timing and Approvals

The Transaction is expected to close in the first quarter of 2017 subject to the receipt of both companies’ shareholder approvals, along with certain regulatory and government approvals, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval under Canada Competition Act, and the satisfaction of other customary closing conditions.

Advisors

Credit Suisse Securities (Canada), Inc. acted as Lead Financial Advisor and delivered an opinion to Enbridge’s Board of Directors. RBC Capital Markets also acted as financial advisor to Enbridge and delivered an opinion to Enbridge’s Board of Directors. Sullivan & Cromwell LLP and McCarthy Tétrault LLP were legal advisors to Enbridge.

BMO Capital Markets and Citi acted as Joint Lead Financial Advisors to Spectra Energy’s Board of Directors. Wachtell, Lipton, Rosen & Katz and Goodmans LLP acted as legal advisors to Spectra Energy and Skadden, Arps, Slate, Meagher & Flom LLP acted as tax counsel.

CONFERENCE CALL DETAILS

Enbridge and Spectra Energy will hold a joint conference call on September 6, 2016 at 8:00 a.m. Eastern Time (6:00 a.m. Mountain Time) to discuss the Transaction.

The conference call will begin with presentations by Enbridge’s President and Chief Executive Officer and Spectra Energy’s Chairman, President and Chief Executive Officer, followed by a question and answer period for investment analysts.

Analysts, members of the media and other interested parties can access the call toll-free at 1-866-610-1072 or within and outside North America at 1-973-935-2840 using the access code of 77468882. The call will be audio webcast live here (http://event.on24.com/r.htm?e=1261390&s=1&k=27BFA58D1E6D82F42F35E52AF74D0395). A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-800-585-8367 or within and outside North America at 1-404-537-3406 (access code 77468882) for seven days after the call.

ABOUT ENBRIDGE INC.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

ABOUT SPECTRA ENERGY CORP

Spectra Energy Corp (NYSE: SE), a FORTUNE 500 company, is one of North America’s leading pipeline and midstream companies. Based in Houston, Texas, the company’s operations in the United States and Canada include approximately 21,000 miles of natural gas and crude oil pipelines; approximately 300 billion cubic feet of natural gas storage; 4.8 million barrels of crude oil storage; as well as natural gas gathering, processing, and local distribution operations. Spectra Energy is the general partner of Spectra Energy Partners (NYSE: SEP), one of the largest pipeline master limited partnerships in the United States and owner of the natural gas and crude oil assets in Spectra Energy’s U.S. portfolio. Spectra Energy also has a 50 percent ownership in DCP Midstream, the largest producer of natural gas liquids and the largest natural gas processor in the United States. Spectra Energy has served North American customers and communities for more than a century. For more information, visit www.spectraenergy.com.

FORWARD-LOOKING INFORMATION

This news release includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; future shareholder returns; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; potential asset dispositions; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

NON-GAAP MEASURES

This news release makes reference to non-GAAP measures, including ACFFO and ACFFO per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United

States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.Enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 800.481.2804 within North America and 403.231.5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Ct. Houston, TX 77056 or by calling 713.627.4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

FOR MORE INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media

Todd Nogier

Toll Free: 1-888-992-0997

todd.nogier@enbridge.com

Investment Community

Adam McKnight

(403) 266-7922

adam.mcknight@enbridge.com

Spectra Energy Corp

Media

Phil West

(713) 627-4964 or (713) 627-4747 (24-hour media line)

prwest@spectraenergy.com

Investment Community

Roni Cappadonna

(713) 627-4778

vacappadonna@spectraenergy.com